[redacted]

09056261

UNITED STATES
ɪND EXCHANGE COMMISSION
ɜhington, D.C. 20549

SI
Mail Pr
Sec
MAR - 2 2009
Washington, DC
100

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Summit Brokerage Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

990 N. Federal Hwy Suite 310
(No. and Street)

Boca Raton (City) FL (State) 33432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Jacobs 561-338-2761
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Lovelace, PA
(Name – *if individual, state last, first, middle name*)

1201 South Orlando Ave, Ste 400 Winter Park 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ 3/16

BB 3/17

OATH OR AFFIRMATION

I, Steven C. Jacobs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Summit Brokerage Services, Inc, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENNIS J. ROSA
Notary Public - State of Florida
My Commission Expires Apr 17, 2009
Commission # DD 417953
Bonded By National Notary Assn.

Signature

Exec V.P.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUMMIT BROKERAGE SERVICES, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2008

CONTENTS

MOORE STEPHENS
LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
Summit Brokerage Services, Inc. and Subsidiaries
Boca Raton, Florida

We have audited the accompanying consolidated statement of financial condition of Summit Brokerage Services, Inc. and Subsidiaries (the "Company") as of December 31, 2008, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the accompanying supplemental information schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplemental information Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Lovelace, P.A.
Certified Public Accountants

Orlando, Florida
February 27, 2009

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2008

ASSETS	
Cash and cash equivalents	$3,575,617
Deposits held at clearing brokers	128,648
Commissions receivable	865,899
Other receivables, net	939,371
Securities owned, at fair value	7,904
Prepaid expenses and other assets	512,234
Property and equipment, net	152,728
Goodwill	500,714
Total assets	$ 6,683,115
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 1,140,674
Accrued commissions expense	1,400,342
Total liabilities	2,541,016
Commitments and contingencies	
Stockholder's equity	
Common stock, par value $0.0001 per share; authorized 60,000,000 shares; 1 share issued and outstanding	-
Additional paid-in capital	10,981,275
Unearned stock-based compensation	(823,325)
Accumulated deficit	(6,015,851)
Total stockholder's equity	4,142,099
Total liabilities and stockholder's equity	$ 6,683,115

The accompanying notes are an integral part of the consolidated financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Income

For The Year Ended December 31, 2008

Revenues	
Commissions	$ 32,269,835
Interest and dividends	1,289,711
Other	343,326
	33,902,872
Expenses	
Commissions and clearing costs	26,194,047
Employee compensation and benefits	4,575,746
Occupancy and equipment	625,301
Communications	421,068
Depreciation and amortization	261,704
Other operating expenses	1,207,774
	33,285,640
Income before income taxes	617,232
Provision for income taxes	360,607
Net income	$ 256,625

The accompanying notes are an integral part of the consolidated financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Stockholder's Equity

For The Year Ended December 31, 2008

	Common Stock					
	Number of Shares Outstanding	Par Value	Additional Paid-In Capital	Unearned Stock-Based Compen-sation	Accumulated Deficit	Total Stock-holder's Equity
Balances, December 31, 2007	1	$ -	$ 10,692,790	$ (983,981)	$ (5,772,476)	$ 3,936,333
Contribution from parent – options issued, net	-	-	347,995	(347,995)	-	-
Effect of current year earned stock amortization, net	-	-	(59,510)	508,651	-	449,141
Distribution to parent	-	-	-	-	(500,000)	(500,000)
Net income	-	-	-	-	256,625	256,625
Balances, December 31, 2008	1	$ -	$ 10,981,275	$ (823,325)	$ (6,015,851)	$ 4,142,099

The accompanying notes are an integral part of the consolidated financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For The Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 256,625
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	81,791
Stock-based compensation	449,141
Amortization	179,913
Changes in:	
Deposit held at clearing broker	(100,504)
Commissions receivable	77,218
Other receivables	(503,393)
Securities owned	15,386
Prepaid expenses and other assets	21,613
Accounts payable and accrued expenses	(57,738)
Accrued commissions expense	(32,814)
Net cash provided by operating activities	387,238
Cash flows from investing activities	
Purchase of property and equipment	(98,781)
Net cash used in investing activities	(98,781)
Cash flows from financing activities	
Distribution made to parent company	(500,000)
Net cash used in financing activities	(500,000)
Net decrease in cash and cash equivalents	(211,543)
Cash and cash equivalents at beginning of year	3,787,160
Cash and cash equivalents at end of year	$ 3,575,617

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS - Summit Brokerage Services, Inc. ("SBS" or the "Company") provides a full range of financial services primarily to retail clients through its network of approximately 120 independent branch offices and one company-owned office. The Company is registered as a broker-dealer with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority (("FINRA") (f/k/a NASD)), the Securities Investor Protection Corporation, the Municipal Securities Rulemaking Board and the National Futures Association.

CORPORATE REORGANIZATION - On February 26, 2004, the Company's shareholders approved a reorganization whereby Summit Brokerage Services, Inc. became a wholly-owned subsidiary of Summit Financial Services Group, Inc. ("SFSG" or the "Parent") (the "Reorganization"). In connection with the Reorganization, all of the shares and share equivalents of SBS, including all options, warrants and preferred stock, were converted into equivalent shares and share equivalents of SFSG. The post-Reorganization capitalization of SBS consists of a single share of outstanding common stock owned by SFSG.

CONSOLIDATION POLICY - The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's wholly-owned subsidiaries include Summit Financial Group, Inc. (a registered investment advisor), SBS Insurance Agency of Florida, Inc. (an insurance business), and Summit Holding Group, Inc. All significant inter-company transactions and balances have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS - The Company considers all highly-liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

DEPOSITS HELD AT CLEARING BROKERS - The Company has interest-bearing reserve deposits with its clearing brokers. The clearing brokers require deposits from all introducing brokers for whom they transact business.

COMMISSIONS RECEIVABLE - Based upon past experience and a review of the individual accounts, management believes the commissions receivable as of December 31, 2008 are fully collectible; accordingly, no allowance has been recorded.

OTHER RECEIVABLES - Other receivables are comprised primarily of amounts due from the Company's financial advisors in the form of both non-forgivable and forgivable loans. Non-forgivable loans are typically repaid by the financial advisor from the amounts they would otherwise be due as a result of their gross production, while the forgivable loans are amortized, typically over a period of four years. Any amortized amounts are included in commissions and clearing costs in the accompanying Consolidated Statement of Operations. The Company's policy is to establish an allowance against the net amount of the loans. Furthermore, management periodically reviews the loans to determine whether additional amounts should be allowed. As of December 31, 2008, the Company had established an allowance of approximately $85,000. In the event a financial advisor's affiliation terminates prior to either the repayment of the loan or its complete amortization, the financial advisor is required to repay such balance to the Company.

SECURITIES OWNED, AT FAIR VALUE - Securities owned are valued at estimated fair value, as determined by management. The resulting differences between cost and estimated fair value are included in the Consolidated Statement of Income.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation, for financial reporting purposes, is primarily based on the straight-line method over the estimated useful lives of the related assets, generally 3 to 7 years.

COMMISSION REVENUE AND EXPENSE - Commission revenue and the corresponding expense are recorded on a trade-date basis. The Company receives commissions on securities transactions sold by its financial advisors. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the financial advisors based on a formal commission payout schedule maintained with each financial advisor and/or branch licensee.

INCOME TAXES - Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist primarily of taxes currently due plus deferred taxes.

The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax may also be recognized for operating losses and tax credits that are available to offset future taxable income. (See Note 8.)

STOCK OPTIONS - The Company accounts for stock-based compensation related to both employees and non-employees using the fair market value method under the provisions of SFAS No. 123(R). Most often, options are granted for the provision of future services, such as continued employment or, in the case of independent financial advisors, their affiliation with the Company. Consequently, the options typically provide for vesting over a period of years, with a certain percentage of the options vesting each year upon the anniversary date of the grant if the grantee is then still affiliated with the Company. In certain instances, unearned stock compensation is recorded for options issued to either employees or non-employees for services to be rendered in the future. Any unearned stock compensation is generally amortized over the period the underlying options are earned, which is typically the vesting period. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. The amortization of earned stock expense related to issuances to employees is included in the accompanying Consolidated Statement of Income under the caption "Employee Compensation and Benefits," while the amortization of earned stock expense related to issuances to non-employees is included under the caption "Other Operating Expenses." (See Note 6.)

NEW ACCOUNTING STANDARDS - FSP 142-3 - In April 2008, the FASB issued FSP No. 142-3, *Determination of the Useful Life of Intangible Assets*. FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142, *Goodwill and Other Intangible Assets,* and the period of expected cash flows used to measure the fair value under FASB Statement No. 141, *Business Combinations*. FSP 142-3 is effective for the Company beginning January 1, 2009. Management is currently assessing the potential impact that the adoption of FSP 142-3 in 2009 could have on the Company's financial statements.

ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates by management include the determination of the amounts to accrue with respect to certain litigation, the ultimate outcome of which is not determinable until such litigation has been settled, the valuation of intangible assets, the allowances for notes receivable from financial advisors, and stock-based compensation. Actual results could differ from those estimates.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2008:

Computer systems and software	$ 302,548
Equipment and furniture	53,120
Leasehold improvements	13,722
Total	369,390
Less: accumulated depreciation and amortization	(216,662)
Total property and equipment, net	$ 152,728

NOTE 3 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2008:

Accounts payable	$ 194,921
Accrued expenses and other accrued liabilities	718,793
Accrued wages	226,960
	$1,140,674

NOTE 4 - GOODWILL AND CUSTOMER LIST

On January 2, 2003, the Company acquired, in an asset purchase agreement, a branch office (the "Branch") from Wachovia Securities Financial Network, Inc. ("Wachovia"). The purchase price was approximately $1,800,000, which was paid to Wachovia over four years. The purchase price was paid by SBS in periodic payments over the four-year period commencing January 2003. The continuous employment of all of the representatives operating from within the Branch was not guaranteed; however, for certain representatives who did not maintain employment with the Company through the period ended January 2, 2005, a pro-rata adjustment was made to the purchase price.

Based upon management's estimates, the original purchase price, including transaction costs, has been allocated as follows: Customer list - $1,142,000; Goodwill - $532,000; Equipment - $6,000; imputed interest - $176,000. The customer list was amortized over its estimated beneficial life of six years. Amortization of the customer list for the year ended December 31, 2008 was approximately $180,000. As of December 31, 2008, the customer list had been fully amortized.

In accordance with FAS No. 142, *"Goodwill and Other Intangible Assets,"* the customer list and goodwill are reviewed for impairment, with the Company recording such adjustments, if any, that are deemed appropriate. No such impairment expense was recorded in 2008.

NOTE 5 - COMMON STOCK

As a result of the Reorganization, during 2004 SFSG cancelled all of the outstanding shares of common stock and other equity instruments in SBS. The capital structure of SBS is currently comprised of a single share of common stock, which share was issued to the Parent upon the Reorganization.

NOTE 6 - STOCK OPTIONS AND WARRANTS

The Company accounts for all option issuances (including those issued by SFSG to both employees and non-employees of SBS on behalf of SBS) in accordance with FAS No. 123(R). In connection therewith, the Company records, upon the issuance of each option, Unearned Stock-Based Compensation in an amount equal to the number of shares covered by the option multiplied by the fair value per option. The amount recorded as Unearned Stock-Based Compensation is then amortized over the vesting period of the option. Consequently, the total expense recognized in the current period represents the amortized portion, if any, of the fair value of all outstanding options. Subsequent to the Reorganization, however, the Company has not issued any options. Rather, all options required to be issued to employees and non-employees of SBS have been issued by the Parent. Any expense that the Parent is required to recognize under FAS No. 123(R) related to these issuances is recorded by the Company.

During 2008, SFSG, on behalf of the Company, issued, in the aggregate, options to non-employees entitling the holders thereof to purchase up to 661,653 shares with a fair market value of approximately $124,000. As a result of these issuances, as well as issuances prior to 2008, the Company recognized an expense of approximately $141,000. During 2008, SFSG issued, on behalf of the Company, options to employees entitling the holders thereof to purchase up to 934,845 shares, which issuances were recorded at their fair market value of approximately $224,000. For the year ended December 31, 2008, the Company recognized an expense equal $326,000 related to the amortization of Unearned Stock-Based Compensation to employees.

Certain non-employees and employees discontinued providing services or employment with the Company for which unearned compensation was being expensed. The Company's (and SFSG's) policy states that, in general, upon disengagement with the Company, all vested options must be exercised within 90 days or the options become forfeited. If options are cancelled or forfeited prior to becoming fully vested, the Company recaptures any previously recognized expense in the current period. For the year ended December 31, 2008, options covering 215,141 shares were cancelled or forfeited and $9,000 of amortization expense was recaptured for non-employees. For the year ended December 31, 2008, options covering 322,600 shares were cancelled or forfeited and $9,000 of amortization expense was recaptured for employees. For the year ended December 31, 2008, options covering 133,607 shares expired.

Stock option activity during 2008 was as follows (which represents options issued by SFSG for employees and non-employees of the Company):

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2007	17,048,794	$ 0.39
Granted	1,596,498	$ 0.58
Forfeited, Cancelled or Expired	(671,348)	$ 0.49
Exercised	(35,636)	$ 0.36
Outstanding at December 31, 2008	17,938,308	$ 0.41

As of December 31, 2008, there were currently exercisable options outstanding allowing the holders thereof to purchase approximately 13.7 million shares of SFSG's common stock at a weighted average exercise price of approximately $.37 per share. The exercise prices for outstanding, as well as currently exercisable, options range from $.24 to $2.50.

NOTE 6 - STOCK OPTIONS AND WARRANTS *(Continued)*

During 2003, the Company issued warrants entitling the holders thereof to acquire up to 1,478,000 shares of common stock at a price of $.30 per share. These warrants were exercisable for a period of five years and had expiration dates ranging from March 18, 2008 to April 11, 2008. In connection with the Reorganization, these warrants were cancelled and reissued by SFSG. During 2006, the Company agreed to extend the term of certain of the warrants by two years, with expiration dates now ranging from March 18, 2010 to April 11, 2010. As of December 31, 2008, there were outstanding warrants allowing the holders thereof to purchase 783,000 shares of SFSG's common stock.

For purposes of valuing options in accordance with FAS No. 123(R), the Company (and SFSG subsequent to the Reorganization) uses the Black-Scholes option pricing model. For the year ended December 31, 2008, the following assumptions have been utilized:

Expected life (in years)	5.0 – 7.0
Risk-free interest rate	1.55% - 3.54%
Volatility	42% - 57%
Dividend yield	0.0%

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company currently leases office space under four non-cancellable operating leases. Under these leases, the Company occupies approximately 14,200 square feet of office space in five suites within the same building in Boca Raton, Florida. On June 25, 2003, the Company entered into two of these long-term leases for space totaling approximately 6,300 square feet. These leases both commenced on February 1, 2004 and expire on January 31, 2010. On May 1, 2006, the Company entered into another long-term lease for approximately 600 square feet, which lease expires on January 31, 2010. On March 22, 2005, the Company entered into an additional long-term lease for space totaling approximately 7,400 square feet. This lease, which commenced on February 1, 2005 and expires on January 31, 2010, provides for monthly base rent in the amount of $13,579. The lease allows for a remodeling allowance of $38,850, which has been applied as a credit to reduce rent payments made during the first six months of the lease's effective period. This credit is being amortized over the term of the lease as a reduction to the amount of rent expense. In addition to the base rent, all of these leases require the Company to pay its pro-rata share of common area expenses and management fees, which amount currently approximates 60% of the base rent. Total rent expense, including month-to-month leases for the year ended December 31, 2008, was approximately $525,000.

The Company also leases certain equipment under an operating lease, which lease provides for minimum monthly payments of approximately $2,500 through December 2011.

The approximate minimum rent payments due under the Company's five operating leases (based only on the base rent, without regard to the Company's share of common areas and other expenses) are as follows:

Year	Amount
2009	$ 336,000
2010	55,000
2011	29,000
2012	2,000
	$ 422,000

NOTE 7 - COMMITMENTS AND CONTINGENCIES *(Continued)*

Legal Proceedings

The Company is a party to legal proceedings relating to various claims and lawsuits arising in the normal course of business. Management has provided an accrual for estimated probable losses that could result from these matters. Management believes that the range of potential net losses resulting from these proceedings in excess of the accrued amount, if any, will not be material to the Company's financial position or results of operations.

The Company is a registered broker-dealer and as such is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

Retirement Plan

The Company has a retirement plan, which management believes qualifies as a deferred compensation plan (the "Plan"), under Section 401(k) of the Internal Revenue Code. All employees who are at least 21 years old are eligible to participate in the Plan on the first day of the month following their six-month anniversary of service. During the year ended December 31, 2008, the Company matched 100% of the eligible participant's contribution up to 3% of the participant's qualifying wages and then 50% of the next 2% of participant's contribution. Company matching contributions charged to wages and related expenses for the year ended December 31, 2008 approximated $120,000.

Natural Disasters

The Company's operations are located in an area that has been, and will potentially be, affected by tropical storms. In prior years, some portions of the Company's operations have been impacted by such storms. Although the Company maintains business interruption insurance, and has filed claims related to storms in prior years, there can be no assurance that, in the future, the amount of such proceeds will be sufficient to offset any losses incurred. The Company does not reserve any amounts for such contingency.

Clearing Firms

Included in the Company's clearing agreements with its clearing brokers is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing brokers to the extent of the net loss on the unsettled trade. At December 31, 2008, management of the Company had not been notified by the clearing brokers, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE 8 - INCOME TAXES

The Company recognizes deferred tax assets and liabilities based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. As of December 31, 2008, the Company recognized a deferred tax asset of approximately $853,000, the significant components of which are as follows:

	Amount
Amortization of stock-based compensation	$ 523,000
Amortization of customer list and goodwill	179,000
Allowances and other items	151,000
	$ 853,000

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2008, the Company had established a valuation allowance equal to the amount of the deferred tax asset. The valuation allowance increased by approximately $84,000 during the year ended December 31, 2008.

During 2008, the Company utilized the remaining available amounts of its net operating loss carryforwards The Company is included in the consolidated tax return filed by SFSG. Income taxes are allocated to SBS as if it filed a separate return on a stand-alone basis. The Company's effective tax rate differs from the statutory federal income tax rate due to the following:

	December 31, 2008
Tax at statutory rate	34%
Increase (decrease) resulting from:	
Effect of state income tax	3%
Effect of non-deductible expenses	27%
Effect of utilization of net operating loss carryforward	(9%)
Effect of change in tax rate	3%
Effective tax rate	58%

The federal and state income tax provision is summarized as follows for the year ended December 31, 2008:

Current	
Federal	$209,000
State	36,000
	245,000
Deferred	
Federal	100,000
State	16,000
	116,000
Total provision for income taxes	$361,000

NOTE 9 - CONCENTRATIONS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

CONCENTRATIONS - Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments, commissions receivable, and other receivables. The Company places its temporary cash investments with financial institutions, which balances may exceed federally-insured limits.

During the year ended December 31, 2008, transactions representing approximately 53% of the Company's total commission revenues were processed through one of the Company's clearing brokers. At December 31, 2008, commissions receivable from this clearing broker represented approximately 39% of total commissions receivable.

FAIR VALUE - All financial instruments are carried at amounts that approximate fair value because of the short maturity of these instruments.

NOTE 10 - RELATED-PARTY TRANSACTIONS

During 2008, the Company paid certain costs, including dividends, on behalf of SFSG in the amount of approximately $108,000. During 2008, the Company received from SFSG a capital contribution in the form of contributed equity of approximately $348,000 related to the issuance of options in SFSG. During 2008, the Company distributed $500,000 to SFSG.

NOTE 11 - NET CAPITAL REQUIREMENT

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with its clearing brokers and has fully disclosed all of its customer accounts to these brokers.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain at least $250,000 in net capital. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1, as computed under SEC Rule 15c-3-1.

At December 31, 2008, the Company had net capital of approximately $2.0 million and the Company's aggregate indebtedness to net capital ratio was 1.26 to 1, as computed under SEC Rule 15c-3-1.

SUPPLEMENTAL INFORMATION

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES **Schedule I**

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2008

Net Capital	
Total consolidated stockholder's equity	$ 4,142,099
Deductions and/or charges:	
Non-allowable assets:	
Commissions receivable	(22,638)
Other receivables	(939,371)
Prepaid expenses	(505,985)
Property and equipment, net	(152,728)
Goodwill and customer list, net	(500,714)
Security deposits	(6,250)
Net capital prior to haircuts	2,014,413
Haircuts	(3,271)
Net capital	$ 2,011,142
Aggregate Indebtedness	
Items included in the consolidated statement of financial condition	
Accrued payable and accrued expenses	$ 1,115,627
Accrued commissions expense	1,400,342
Due to brokers/dealers	25,047
Total aggregate indebtedness	$ 2,541,016
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 250,000
Excess net capital at 1,500 percent	$ 1,841,706
Excess net capital at 1,000 percent	$ 1,756,988
Ratio: Aggregate indebtedness to net capital	1.26 to 1

Reconciliation Pursuant to Rule 17a-5(d)(4) of the
Securities and Exchange Commission
As of December 31, 2008

Reconciliation with the Company's net capital requirement computation (included in Part II of Form X-17A-5 as of December 31, 2008):

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$ 2,116,240
Audit adjustments and reclassifications:	
Increase in income taxes payable and other liabilities	(105,098)
Net capital, as adjusted	$ 2,011,142

MOORE STEPHENS
LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholder
Summit Brokerage Services, Inc. and Subsidiaries
Boca Raton, Florida

In planning and performing our audit of the consolidated financial statements of Summit Brokerage Services, Inc. and Subsidiaries (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences, as required by Rule 17a-13.

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, as required by Rule 15c3-3.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors and Stockholder
Summit Brokerage Services, Inc. and Subsidiaries

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Moore Stephens Lovelace, P.A.
Certified Public Accountants

Orlando, Florida
February 27, 2009